Filed by Retail Properties of America, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Retail Properties of America, Inc.

Commission File No.: 001-35481

The following communication was made available by Retail Properties of America, Inc. to its employees on July 19, 2021.

July 19, 2021

RPAI Team Members,

This morning’s MMM is dedicated solely to the announcement we made earlier this morning. We understand that some of you may be hearing this for the first time.

Yesterday we entered into a definitive agreement to merge with Kite Realty Group (“KRG”), which will create a pre-eminent open-air retail real estate owner in the country. RPAI will merge with and into KRG and operate under KRG’s ticker symbol on the NYSE once the proposed transaction is completed.

This strategic proposed transaction combines two highly complementary open-air retail real estate platforms, resulting in an unparalleled national portfolio of 185 high-quality assets. These properties comprise approximately 31.6 million square feet of gross leasable area and are primarily concentrated in the nation’s top metropolitan markets.

By joining forces with KRG, we are creating an even stronger company that is poised to benefit from increased scale in the top metropolitan markets in the United States, enhanced asset quality and tenant diversity, a larger redevelopment pipeline, a deleveraged balance sheet, and greater financial flexibility. Together, we will be even better positioned to drive sustained growth in net operating income and asset value creation through continued strategic leasing and asset management efforts. Importantly, this combination will be immediately accretive to our shareholder base upon closing.

This merger reflects our conviction in open-air shopping centers and the proposed transaction will give us even greater visibility into the trends shaping necessity-based retail and mixed-use property types.

We expect the proposed transaction to close during the 4th quarter of 2021, subject to shareholder approvals and other customary closing conditions. Until then, it remains business as usual with RPAI and KRG continuing to operate as separate and distinct companies. Accordingly, it is important that we remain focused on operational excellence and meeting our tenants’ and shareholders’ needs. Once the proposed transaction closes, KRG’s Executive Management Team will lead the combined company. We will endeavor to make the integration process as smooth and streamlined as possible, with no interruption to our day-to-day operations.

To provide more information and context on this proposed transaction, attached you will find a listing of FAQs to assist you in understanding some additional elements of the proposed merger. We encourage you to read those questions thoroughly, and if you have any further questions please speak to your supervisor, Julie Swinehart, Shane Garrison, Lauren Whaley, or me and we will do our best to answer your questions. We may add to these FAQs as further information about timing and integration becomes available.

This announcement will likely lead to increased media interest in RPAI. It is important that we speak in one voice, so please refrain from commenting and refer all media inquiries to Julie Swinehart, Tim O’Connell, and me, and we will handle accordingly.

I am certain that this news is coming as a surprise to most and will take some time to digest. It is not without a heavy heart that I share this news with you all. You are an incredible team, built for success, individually and together. It is this success that led us to this point. So, THANK YOU again for your hard work and dedication to RPAI. The success you have collectively achieved has made this unique combination possible. We are excited about this potential transaction and the opportunities it will create for all our stakeholders over the long-term. We hope you will share in this enthusiasm.

Sincerely,

/s/ Steven P. Grimes

Steven P. Grimes

Chief Executive Officer

“The first step towards getting somewhere is to decide you’re not going to stay where you are.” —John Pierpont “J.P.” Morgan

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Retail Properties of America, Inc. (“RPAI”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements include, but are not limited to, statements related to the anticipated merger with KRG and the anticipated timing and benefits thereof; and other statements that are not historical facts. These forward-looking statements are based on RPAI’s current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: the possibility that the proposed transaction is not completed on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of RPAI and KRG management from ongoing business operations; failure to realize the expected benefits of the acquisition; unexpected costs or liabilities relating to the proposed transaction; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that RPAI’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of KRG’s common stock or RPAI’s common stock; the possibility that, if KRG does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of KRG’s common stock could decline; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for KRG’s common stock or preferred stock or KRG’s ability to pay dividends; impairment charges; unanticipated changes in the company’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; adverse effects of pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting KRG and RPAI, including those described from time to time under the caption “Risk Factors” and elsewhere in KRG’s and RPAI’s Securities and Exchange Commission (“SEC”) filings and reports, including KRG’s Annual Report on Form 10-K for the year ended December 31, 2020, RPAI’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company. Moreover, other risks and uncertainties of which KRG or RPAI are not currently aware may also affect RPAI’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by RPAI on its website or otherwise. RPAI undertakes no obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It

In connection with the proposed transaction, KRG will file with the SEC a registration statement on Form S-4, which will include a document that serves as a joint proxy statement/prospectus of KRG and RPAI. A joint proxy statement/prospectus will be sent to all RPAI stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND

THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KRG, RPAI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov. Documents filed with the SEC by KRG also will be available free of charge by accessing KRG’s investor relations website at http://ir.kiterealty.com/ or, alternatively, by directing a request to Investor Relations, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204 and documents filed with the SEC by RPAI also will be available free of charge by accessing RPAI’s website at www.rpai.com under the heading Invest or, alternatively, by directing a request to RPAI at ir@rpai.com or 2021 Spring Road, Suite 200, Oak Brook, IL 60523, telephone: (855) 247-RPAI (7724).

Participants in the Solicitation

KRG and RPAI and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from KRG’s shareholders and RPAI’s stockholders in connection with the proposed transaction. Information about KRG’s trustees and executive officers and their ownership of KRG’s common shares and units of limited partnership interest of Kite Realty Group, L.P. is set forth in KRG’s proxy statement for its Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 31, 2021. Information about RPAI’s directors and executive officers and their ownership of RPAI’s common stock is set forth in RPAI’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 31, 2021. To the extent that holdings of KRG’s or RPAI’s securities have changed since the amounts reported in KRG’s or RPAI’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.